UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

METALICO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

Total Merchant Limited
Offshore Chambers
P.O. Box 217
Apia, Samoa
+86 512 53703988

Copies to:

Robert S. Matlin, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022
(212) 536-4066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Total Merchant Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
a. ☐
b. ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions): WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Samoa

Number of	7.	Sole Voting Power: 0
Shares
Beneficially	8.	Shared Voting Power: 5,295,957 (1)
Owned by
Each	9.	Sole Dispositive Power: 0
Reporting
Person	10.	Shared Dispositive Power: 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,295,957 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.18% (2)
14.	Type of Reporting Person (See Instructions): HC

(1)
Represents the aggregate number of shares of Metalico, Inc. (the “Issuer”) common stock beneficially owned by Carlos E. Agüero, who is a shareholder and CEO of the Issuer (the “Shareholder”), which are being reported hereunder solely because Total Merchant Limited may be deemed to have beneficial ownership of such common stock by virtue of having entered into a Voting Agreement as of June 15, 2015, in connection with a Merger Agreement as described in Item 4. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	See Item 5.

Item 1. Security and Issuer.

This statement relates to the shares of Common Stock, $.001 par value per share (the “Common Stock”), of Metalico, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive office is located at 186 North Ave. East, Cranford, New Jersey 07016.

Item 2. Identity and Background.

Total Merchant Limited (“TML”) is a Samoan limited company and its principal offices are located at Offshore Chambers, P.O. Box 217, Apia, Samoa. The principal business of Total Merchant Limited is investments.

TML is controlled by Mr. Huang Chung Sheng, a citizen of Taiwan and Mrs. Lin Sheng Chih, a citizen of Taiwan, each a Director. The principal address of Mr. Huang and Mrs. Lin is Offshore Chambers, P.O. Box 217, Apia, Samoa.

During the past five years, neither TML nor, to the best of TML’s knowledge, any member, manager or officer of TML or any of their respective members, managers or officers has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Merger Agreement (as described in Item 4 below) and in consideration thereof, the Shareholder and the Issuer entered into a voting agreement with TML (the “Voting Agreement”), dated as of June 15, 2015, which is attached hereto as Exhibit 1 and more fully described in Item 4 below, whereby, subject to the terms of the Voting Agreement, the Shareholder agreed, among other things, to vote his shares of the Issuer’s common stock (the “Voting Shares”) in favor of the approval of the Merger Agreement and the Merger (as defined below in Item 4) and against the approval of any Takeover Proposal (as defined in the Voting Agreement and hereinafter, a “Takeover Proposal”) or any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Shareholder under the Voting Agreement and any action, proposal,  transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of TML’s, the Issuer’s or Merger Sub’s (as defined below in Item 4) conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s Charter of By-Laws). The Shareholder also granted TML or its designees an irrevocable proxy granting TML the right to vote the Voting Shares with respect to the covered matters. TML did not pay additional consideration to the Shareholder in connection with the execution and delivery of the Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D and the Voting Agreement included as Exhibit 1 to  this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction.

(a)-(b) The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

On June 15, 2015, the Issuer, TML and TM Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of TML (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, and the Issuer will become a wholly owned subsidiary of TML (the “Merger”). If the Merger is completed, the Issuer’s stockholders will be entitled to receive $0.60 in cash (the “Merger Consideration”) for each share of Issuer common stock owned by them as of the date of the Merger, or approximately $44 million in the aggregate,  as of June 15, 2015. In addition, TML will cause certain of the Issuer’s loan or credit facilities to be repaid in full (including all principal, interest and premiums or penalties), in an amount estimated to be approximately $45 million and the assumption of approximately $16 million of additional debt as of June 15, 2015.

In connection with the transactions contemplated by the Merger Agreement, all Issuer stock options, whether vested or unvested, which are outstanding at the time the Merger is consummated  will be cancelled. Issuer has no outstanding options with an exercise price equal or greater than the Merger Consideration. All outstanding grants of Issuer deferred stock will vest upon consummation  of the Merger. Each share of deferred Issuer common stock that becomes vested at the time the Merger is consummated will be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration for each share of Issuer common stock subject to such award.

The Voting Agreement

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreement, the Shareholder agreed during the term of the Voting Agreement to vote the Voting Shares, to execute a written consent or consents if stockholders of the Issuer are requested to act by written or electronic consent in lieu of acting at a meeting and to otherwise cause his shares to be voted in the following manner: (i) in favor of the adoption of the Merger Agreement, at every meeting (or in connection with any action by written consent) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Takeover Proposal, (2) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Shareholder under the Voting Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of TML’s, the Issuer’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Issuer’s Charter or By-laws). The Shareholder also agreed to cause the Voting Shares to be present for quorum purposes at any meeting of stockholders of the Issuer at which any matter described above in this Item 4 will be acted on by the Issuer’s stockholders.

The Shareholder agreed that all shares of Issuer Common Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) or record ownership of after the execution of the Voting Agreement shall be subject to the terms of the Voting Agreement and shall constitute Voting Shares for the purposes of the Voting Agreement.

The Shareholder irrevocably appointed TML and its designees as his attorney-in-fact and proxy to vote and execute consents, with respect to the Voting Shares with respect to the matters covered.

Furthermore, the Shareholder agreed not to deposit any of the Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares other than agreements entered into with TML and to waive all applicable appraisal rights arising in connection with the Merger.

The Voting Agreement does not contain any provisions that will limit or affect any action taken by the Shareholder as a director or officer, or from exercising his fiduciary duties as a director or officer of the Issuer.

Transfer Restrictions

While the Voting Agreement is in effect, the Shareholder agrees that he will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber, whether by merger, operation of law or otherwise (“Transfer”) any of the Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Stockholder’s voting or interest therein with respect to any matter addressed by the Voting Agreement.

Termination

The Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, and (iii) the date on which a Company Adverse Recommendation Change (as defined in the Voting Agreement) has been effected.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of the Merger Sub shall become the officers and directors of the Issuer (the surviving corporation of the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Bylaws shall be amended and restated in their entirety in accordance with the Merger Agreement.

(h)-(i) If the Merger is consummated as planned, the Issuer’s Common Stock will cease to be quoted on the New York Stock Exchange MKT and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement and the Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following disclosure assumes there are 73,740,436 shares of Issuer’s Common Stock outstanding and an aggregate of 102,485 shares of Common Stock reserved for issuance pursuant to Issuer stock options, all of which will become vested at the consummation of the Merger, which the Issuer represented in the Merger Agreement to be the number of shares outstanding as of June 9, 2015.

As of the date hereof, TML does not own any shares of the Issuer’s Common Stock; however, as a result of the Voting Agreement, TML may be deemed to share with the Shareholder the power to vote, or to direct the voting of, the Voting Shares solely with respect to those matters described in the Voting Agreement. Accordingly, TML may be deemed to be the beneficial owner of an aggregate of 5,295,957 shares of Common Stock of the Issuer that are beneficially owned by the Shareholder, which constitutes approximately 7.18% of the outstanding voting securities as of June 15, 2015 (assuming, pursuant to Rule 13d-3 of the Exchange Act, the inclusion of an aggregate of 55,000 shares issuable upon the exercise or settlement of options and restricted stock units which the Shareholder beneficially owns).

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, TML is not entitled to any rights as a shareholder of the Issuer. TML disclaims beneficial ownership of the shares of the Issuer’s Common Stock covered by the Voting Agreement and nothing herein shall be construed as an admission that TML is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TML or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 above, which descriptions are incorporated by reference in this Item 5.

(c) To the knowledge of TML, neither TML nor any person or entity named in Item 1 hereof has effected any transactions in the shares of the Issuer’s Common Stock within the past 60 days.

(d) To the knowledge of TML, no person (other than the Shareholder) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the best of TML’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between TML, or any person or entity described in Item 1 hereof, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

TML notes that the holders of the Convertible Notes (as defined in the Merger Agreement) have entered into separate Exchange Agreements, date June 15, 2015, with the Issuer pursuant to which they have agreed to vote whatever shares they own, if any, in favor of the Merger. TML is not a party to any such agreement. TML disclaims beneficial ownership over such shares.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

1
Voting Agreement dated as of June 15, 2015, between Total Merchant Limited and Carlos E. Agüero (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by Metalico, Inc. and dated June 15, 2015, File No. 001-32453).

2	Agreement and Plan of Merger Among Metalico, Inc., Total Merchant Limited and TM Merger Sub Corp., dated June 15, 2015 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Metalico, Inc. and dated June 15, 2015, File No. 001-32453).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            June 25, 2015

/s/ Huang Chung Sheng